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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 10-C

               Report by Issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System
                 Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder

                           Response Oncology, Inc.
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                (Exact name of Issuer as specified in charter)

                  1775 Moriah Woods Blvd., Memphis, TN 38117
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  901-761-7000
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

1. Title of security  Common Stock
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2. Number of shares outstanding before the change  34,932,615
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3. Number of shares outstanding after the change  6,986,523 (Approximate)
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4. Effective date of change  November 2, 1995
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5. Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
         reverse split
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     Give brief description of transaction  decrease number of authorized
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shares from 60,000,000 shares, $.002 par value, to 30,000,000 shares, $.01 par
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value, with a corresponding reclassification to which each issued and
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outstanding share will be reclassified, converted, and charged into
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one-fifth (1/5) of an issued and outstanding share. Fractional shares to be
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redeemed for cash.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change  Response Technologies, Inc.
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2. Name after change  Response Oncology, Inc.
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3. Effective date of charter amendment changing name  November 2, 1995
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4. Date of shareholder approval of change, if required  November 1, 1995
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Date 11/6/95
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                                  /s/ Daryl P. Johnson, Chief Financial Officer
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                                          (Officer's signature & title)